CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

July 7, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015

Response dated May 16, 2016

File No. 333-140806

We acknowledge receipt of your comment letter dated June 23, 2016.  We note that your letter requests that we respond to the comments within ten business days.  We hereby advise the Commission that we will be unable to fully respond to the comments within the specified time period due primarily to the unavailability of our petroleum engineer, upon whom we rely for our reserve report and related data.  We estimate that we will submit a full and complete response to the Commission’s comments on or before July 31, 2016.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President